EXHIBIT 21

Subsidiaries of Planet 13 Holdings Inc.

Name of Subsidiary	Jurisdiction of Incorporation
BLC Management Company, LLC	Nevada
BLC NV Food, LLC	Nevada
By The Slice, LLC (a)	Nevada
Club One Three, LLC (inactive)	Nevada
Crossgate Capital U.S. Holdings Corp.*	Nevada
LBC CBD, LLC (b)	Nevada
MM Development Company, Inc. (c)	Nevada
Newtonian Principles, Inc. (d)	California
Next Green Wave, LLC*	California
Planet 13 Chicago, LLC	Illinois
Planet 13 Florida, Inc.	Florida
Planet 13 Illinois, LLC	Illinois

(a) Doing business as Trece and Stitched & Stuff.

(b) Doing business as Planet M.

(c) Doing business as (1) Planet 13 and (2) Medizin.

(d) Doing business as (1) Planet 13 and (2) Planet 13 Orange County.

*	Subsidiary acquired March 2, 2022 from Next Green Wave Holdings Inc.